United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release

Vale announces pricing for cash tender offers for notes due 2026, 2034, 2032, 2039, 2036 and 2042

Rio de Janeiro – June 9, 2022 –Vale S.A. (“Vale”), Vale Canada Limited (“Vale Canada”) and Vale Overseas Limited (“Vale Overseas,” and together with Vale and Vale Canada, the “Offerors”), further to the press release issued on June 3, 2022, announce the Consideration (as defined below) payable in connection with the previously announced offers to purchase (the “Offers”) with respect to any and all of the Notes issued by the Offerors of the series set forth in the table below (the “Notes” and each a “series” of Notes).

Issuer	Title of Security	CUSIP / ISIN Nos.	Principal Amount Outstanding	Acceptance Priority Level	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread	Repurchase Yield	Consideration(2)
Vale Overseas	6.250% Guaranteed Notes due 2026	CUSIP: 91911TAP8 ISIN: US91911TAP84	$1,705,706,000	1	2.625% due May 31, 2027	FIT1	+116 bps	4.249%	$1,075.42
Vale Overseas	8.250% Guaranteed Notes due 2034	CUSIP: 91911TAE3 ISIN: US91911TAE38	$681,486,000	2	2.875% due May 15, 2032	FIT1	+258 bps	5.644%	$1,219.43
Vale Canada	7.200% Debentures due 2032	CUSIP: 453258AP0 ISIN: US453258AP01	$296,674,000	3	2.875% due May 15, 2032	FIT1	+244 bps	5.504%	$1,131.42
Vale Overseas	6.875% Guaranteed Notes due 2039	CUSIP: 91911TAK9 ISIN: US91911TAK97	$1,331,222,000	4	3.250% due May 15, 2042	FIT1	+230 bps	5.736%	$1,124.29
Vale Overseas	6.875% Guaranteed Notes due 2036	CUSIP: 91911TAH6 ISIN: US91911TAH68	$1,618,987,000	5	2.875% due May 15, 2032	FIT1	+263 bps	5.694%	$1,115.14
Vale S.A.	5.625% Notes due 2042	CUSIP: 91912EAA3 ISIN: US91912EAA38	$520,405,000	6	3.250% due May 15, 2042	FIT1	+235 bps	5.786%	$980.84

(1)	The applicable page on Bloomberg from which the Dealer Managers (as defined herein) quoted the bid side price of the Reference U.S. Treasury Security.
(2)	Per $1,000 principal amount. The applicable Consideration was calculated using the applicable fixed spread for the applicable series of Notes to the yield of the Reference U.S. Treasury Security for that series as of 11:00 a.m., New York City time, earlier today. All holders of Notes accepted for purchase will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from and including the applicable last interest payment date up to, but not including, the Settlement Date (as defined below).

The Offers are made upon the terms and subject to the conditions set forth in the offer to purchase dated June 3, 2022 (the “Offer to Purchase”) relating to the Notes and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery”).

The Consideration payable per $1,000 principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the Offers has been determined in the manner described in the Offer to Purchase (the “Consideration”) by reference to the applicable fixed spread for such Notes specified in the table above plus the applicable yield based on the bid-side price of the applicable U.S. Treasury Reference Security specified in the tables above at 11:00 a.m., New York City time, earlier today.

Holders of Notes who (i) validly tender and do not validly withdraw their Notes on or prior to the Expiration Date (as defined below), or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Expiration Date and that tender their Notes on or prior to the Guaranteed Delivery Date (as defined in the Offer to Purchase), and whose Notes are accepted for purchase will be eligible to receive the applicable Consideration. Holders will also receive accrued and unpaid interest (“Accrued Interest”) on Notes accepted for purchase in the Offers from, and including, the last interest payment date for the relevant series of Notes up to, but excluding, the Settlement Date.

The Offers will expire at 5:00 p.m., New York City time, today, unless extended (the “Expiration Date”). Payment of the applicable Consideration and Accrued Interest for the Notes validly tendered and accepted for purchase is expected to be made, subject to the terms and conditions of the Offer to Purchase, on June 14, 2022 (the “Settlement Date”).

Additional Information

Vale has retained BMO Capital Markets Corp., Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., MUFG Securities Americas Inc., Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc. to serve as dealer managers (the “Dealer Managers”) and D.F. King & Co., Inc. (“D.F. King”) to serve as tender and information agent for the Offers. The Offer to Purchase and any related supplements are available at the D.F. King website at www.dfking.com/vale. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they will contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King by telephone at +1 (212) 269-5550 (collect) or +1 (866) 796-7184 (US toll free) or in writing at vale@dfking.com. Questions about the Offers may be directed to BMO Capital Markets Corp. by telephone at (833) 418-0762 (toll free) or (212) 702-1840 (collect), Citigroup Global Markets Inc. by telephone at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect), Credit Agricole Securities (USA) Inc. by telephone at +1 866-807-6030 (toll free) or +1 212-261-7802 (collect), MUFG Securities Americas Inc. by telephone at +1 (877) 744-4532 (toll free) or +1 (212) 405-748 (collect), Scotia Capital (USA) Inc. by telephone at (833) 498-1660 (toll free) or (212) 225-5559 (collect) and SMBC Nikko Securities America, Inc. by telephone at +1 (888) 284-9760 (toll free) or +1 (212) 224-5328 (collect).

This news release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers are being made only by, and pursuant to the terms of, the Offer to Purchase. The Offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the Dealer Managers on behalf of the Offerors. None of the Offerors, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, D.F. King, the Dealer Managers or the trustee with respect to the Notes, nor any of their affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 09, 2022		Head of Investor Relations